

Mail Stop 3561

July 30, 2018

Yulia Lazaridou
President and Chief Executive Officer
Minaro Corp.
Kleonos 8A
Lakatameia, Cyprus, 2333

> **Re:** **Minaro Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 23, 2018**
> **File No. 333-223963**

Dear Ms. Lazaridou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2018 letter.

Notes to Financial Statements

Financial Statements, page 29

1. We note the revision to your disclosure in response to comment 4. As previously requested, please revise to disclose that the financial statements as of and for the three months ended April 30, 2018 are unaudited. Please make conforming revisions in the Summary Financial Information on page 8.

Notes to Financial Statements

Revenue Recognition, page 44

2.  We reviewed your response to comment 12 and the revision to your disclosure.  We note you continue to disclose that revenue is recognized in accordance with ASC 605 although you disclosed the issuance and core principles of ASU 606.  As previously requested, please revise your revenue recognition policy to comply with ASC 606, which should have been adopted on February 1, 2018.  In addition, please provide the disclosures required by ASC 606-10-50.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer López-Molina, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

*/s/ Jennifer López for*

Mara L. Ransom
Assistant Director
Office of Consumer Products